Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.          The jurisdiction where the Non-Delaware corporation first formed is Nevada.

2.          The jurisdiction immediately prior to filing this Certificate is Nevada.

3.          The date the Non-Delaware Corporation first formed is September 17, 2007.

4.          The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Lion Biotechnologies, Inc.

5.          The name of the Corporation as set forth in the Certificate of Incorporation is Lion Biotechnologies, Inc.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the converting Non-Delaware Corporation, has executed this Certificate on the 1st day of June, 2017.

LION BIOTECHNOLOGIES, INC.
a Nevada corporation

By:	/s/ Maria Fardis
Name:	Maria Fardis
Title:	Chief Executive Officer and President